Exhibit 99.1


                           Explanation of Responses:

1. On June 3, 2009, Monarch Capital Master Partners LP, a Cayman Islands limited partnership ("Capital Master Partners"), purchased 12,000 shares of Protection One, Inc. common stock (the "Common Stock").

2. Monarch Alternative Capital LP, a Delaware limited partnership (the "Investment Manager") (f/k/a QDRA LLC and Quadrangle Debt Recovery Advisors
     LP), is the investment manager with respect to the Master Funds (as defined below) and may be deemed to have beneficial ownership over the securities held by the Master Funds and their respective feeder funds. The Investment Manager disclaims beneficial ownership of the securities included in this report and this report shall not be deemed an admission that the Investment Manager is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of such person's pecuniary interest therein.

3. Two affiliates of Capital Master Partners, Monarch Debt Recovery Master Fund Ltd, a Cayman Islands exempted company ("Debt Recovery Master Fund"), and Monarch Opportunities Master Fund Ltd, a Cayman Islands exempted company ("Opportunities Master Fund", and together with Debt Recovery Master Fund and Capital Master Partners, the "Master Funds"), already own 5,533,071 and 368,871 shares of Common Stock, respectively.

4. On June 4, 2009, Capital Master Partners purchased 3,790 shares of Common Stock.